News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:

International Royalty Corporation - Annual and Special Meeting Notification

     DENVER, CO, May 17 /CNW Telbec/ - International Royalty Corporation (TSX: IRC) (the "Company" or "IRC") will host its Annual and Special Meeting of Shareholders on Thursday May 18, 2006 at 9:00 a.m. (E.S.T) in the Gallery Room at the TSX Broadcast and Conference Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario.

     Via Telephone: Please dial (416) 850-9144 or 1 (866)- 400-3310 North American toll free, at least five minutes before the scheduled start of the presentation.

     A replay of the conference call will be available as of May 18, 2006 to May 25, 2006. Please dial (402) 220-4283 or (800) 839-9868 and enter the following access code 9341249 followed by (pound key).

     Via Webcast: Additionally, a live audio webcast of the call will be available on: http://viavid.net/dce.aspx?sid(equal sign)00003178 The webcast of the call will be available on the Company's website at www.internationalroyalty.com. The webcast along with presentation slides will be archived for 180 days on the website.

About IRC

     IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities.

IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors, INTERNATIONAL ROYALTY CORPORATION
Douglas B. Silver Chairman and CEO %SEDAR: 00021569E

     /For further information: Jack Perkins, Investor Relations: (303) 991-9500; Douglas J. Hurst, President, (250) 352-5573; info(at)internationalroyalty.com; www.internationalroyalty.com; Renmark Financial Communications Inc.: Tina Cameron, tcameron(at)renmarkfinancial.com; Barry Mire, bmire(at)renmarkfinancial.com; Media: Eva Jura, ejura(at)renmarkfinancial.com, (514) 939-3989, Fax: 514-939-3717; www.renmarkfinancial.com/ (IRC.)

CO: INTERNATIONAL ROYALTY CORPORATION CNW 15:01e 17-MAY-06